Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Global Cord Blood Corporation:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 23, 2019 on the consolidated financial statements refers to changes in Global Cord Blood Corporation’s method of accounting for revenue recognition and investments in equity securities in fiscal year 2019 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.

/s/ KPMG Huazhen LLP

Beijing, China
September 20, 2019